CUNA Brokerage Services, Inc.

Steven R. Suleski
Secretary
Phone:	608.665.7653
Fax:	608.236.7653
E-mail:	steve.suleski@cunamutual.com

November 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Horizon Variable Separate Account
Registration Statement on Form N-4
File Nos. 333-226804; 811-23092

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, CUNA Brokerage Services, Inc. requests that this Registration Statement previously filed electronically via EDGAR on Form N-4 (333-226804) on November 20, 2018 be accelerated and declared effective on December 3, 2018, or as soon thereafter as is reasonably practicable.

CUNA BROKERAGE SERVICES, INC.

By: /s/Steven R. Suleski

Steven R. Suleski, Secretary

cc:	Elisabeth Bentizinger
Thomas Bisset